June 1, 2005


Joseph P. Bartlett
Greenberg Glusker
1900 Avenue of the Stars, 21st floor
Los Angeles, CA 90067

	Re:	Allis-Chalmers Energy Inc. (Company)
		File No.:  001-02199

Dear Mr. Bartlett,

      In your letter dated May 10, 2005, which I received on May
31,
2005, you state that the Company intends to purchase from RPC, Inc.
(RPC) certain Assets for approximately $15 million. You state that the Assets were not operated as independent operating divisions or subsidiaries of RPC, but rather were operated as an integrated component of RPC`s rental subsidiary business. You also state that
RPC has not historically maintained separate financial statements for the Assets as an independent business unit, and the Company has not requested any financial information about the Assets from RPC because it believes such information about RPC`s revenues and cost structure is irrelevant to its own operations.

      You have concluded, based on the reasons enumerated in your letter, that the acquisition of the Assets would constitute the acquisition of assets, and not of a business as contemplated by
Article 11-01(d) of Regulation S-X. Therefore, you conclude that no preacquisition financial statements of the Assets are required pursuant to Rule 3-05 of Regulation S-X. Based on the information provided, the staff will not object to your conclusion. However, in lieu of preacquisition financial statements of the Assets, you should include robust disclosure about the assets acquired pursuant to Item
102 of Regulation S-K. This should include information such as the following:

* Description of what was acquired, including information as to why they are not a business
* Capabilities of the Assets acquired
* Age when acquired and expected remaining life
* Any customer relationships at date of acquisition
* Number of RPC`s former employees expected to be hired by the Company, and in what positions
* Nature of any assets not acquired that will have to be developed or acquired elsewhere by the Company in order to fully utilize the Assets.

Based on the information provided, we will not object to your proposal.

      The staff`s conclusion is based solely on the information included in your letter. Different or additional material information could lead to a different conclusion. If you have any questions regarding this letter, please call me at (202) 551-3400.

								Sincerely,



								Leslie A. Overton
								Associate Chief Accountant

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Allis-Chalmers Energy Inc.
June 1, 2005
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